Filed Pursuant to Rule 433
Registration No. 333-150185
FINAL TERM SHEET

MSCI Inc.

$29.00

27,861,235 Shares of Class A Common Stock

Issuer:	MSCI Inc.
Exchange / Symbol:	NYSE / MXB
Size:	$807,975,815
Total shares offered:	27,861,235 shares of Class A Common Stock (all secondary)
Selling stockholders:	25,000,000 shares by Morgan Stanley 2,861,235 shares by The Capital Group Companies Charitable Foundation
Greenshoe:	3,000,000 shares of Class A Common Stock; option to purchase additional shares from Morgan Stanley.
Price to public:	$29.00 per share
Trade date:	April 28, 2008
Closing date:	May 2, 2008
CUSIP:	55354G100
Bookrunning managers:	Morgan Stanley & Co. Incorporated UBS Securities LLC
Co-managerss:	Banc of America Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated William Blair & Company, L.L.C. Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC Keefe, Bruyette & Woods, Inc.

On April 28, 2008, as an additional means of facilitating the offering, the underwriters purchased 5,700 shares of MSCI Inc.’s class A common stock in open market transactions at a price per share of $29.00 to stabilize the price of the class A common stock.

Because MSCI Inc. and Morgan Stanley are affiliates of Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. Incorporated is deemed to have a “conflict of interest” under Rule 2720 of the Financial Industry Regulatory Authority (“FINRA”).  When a FINRA member with a conflict of interest participates as an underwriter in a public offering, the FINRA rules generally require that the public offering price may be no higher than that recommended by a “qualified independent underwriter” as defined by FINRA. Because a bona fide independent market (as defined in Rule 2720 of the FINRA) exists for the class A common shares, a qualified independent underwriter is not required to be appointed; however, the offering will be conducted in accordance with all other applicable provisions of the FINRA rules.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable prospectus supplement if you request it by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014; Attention: Prospectus Department or by email at prospectus@morganstanley.com or by contacting UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department or by Phone: (888) 827-7275 (toll-free).